Exhibit 4.14

CONFIDENTIAL

PURCHASE AGREEMENT

by and among

TRILOGY INTERNATIONAL PARTNERS LLC,

TRILOGY INTERNATIONAL LATIN TERRITORIES LLC,

TRILOGY INTERNATIONAL LATIN AMERICA III LLC,

and

BALESIA TECHNOLOGIES, INC.

Dated as of March 28, 2022

INDEX OF DEFINED TERMS

Additional Indebtedness	15
Affiliate	24
Agreement	1
Amended and Restated Loan Agreement	2
Applicable License Schedule	10
Applicable Licenses	10
Applicable Permits	7
ATT Approvals	6
Balance Sheet	7
Business Day	24
Buyer	1
Buyer Disclosure Schedule	11
Cash Payment	2
Closing	2
Closing Date	2
Comteco	3
control	24
Conveyance Taxes	21
Damages	22
Designee	2
Effective Date	1
Financial Statements	7
Governmental Entity	6
Indebtedness	24
Indemnified Parties	22
Indemnifying Party	22
Initial Tranche	2
Intellectual Property	9
Knowledge	25
Laws	7
Lien	5
Loan Agreement	2
Management Agreement	3

Material Adverse Effect	4
Material Contract	10
New York Court	25
NuevaTel	1
NuevaTel Interests	1
Permitted Lien	25
Person	25
Pre-Closing Returns	19
Privilege	16
Purchase Price	2
Salamanca	1
Sale	1
Sale Entities	1
Sale Interests	1
Seller	1
Seller Indemnified Parties	22
Seller-Only Returns	20
Sellers	1
Sellers Disclosure Schedule	4
Sellers Indemnified Parties	22
Settlement Accountants	21
SHC	1
Straddle Period Returns	20
Subsidiary	25
Tax	9
Tax Authority	9
Tax Return	9
Tax Sharing Agreements	21
Termination Date	18
Third Party Claim	22
TILA III	1
TILT	1
TIP LLC	1

Trust Agreement	2
TSB Purchase Agreement	14
WWIB	1

WWIB II	1
WWIB II Sale Interests	1
WWIB Sale Interests	1

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of March 28, 2022 (the “Effective Date”), by and among Trilogy International Partners LLC, a Washington limited liability company (“TIP LLC”), Trilogy International Latin Territories LLC, a Delaware limited liability company (“TILT”), Trilogy International Latin America III, LLC, a Delaware limited liability company (“TILA III”, and together with TIP LLC and TILT, “Sellers” and each, a “Seller”), and Balesia Technologies, Inc., a Delaware corporation (“Buyer”)

WHEREAS TILT and TILA III collectively own all of the issued and outstanding equity interests (the “WWIB Sale Interests”) of Western Wireless International Bolivia LLC, a Delaware limited liability company (“WWIB”) and TIP LLC owns all of the issued and outstanding equity interests (the “WWIB II Sale Interests”, and together with the WWIB Sale Interests, the “Sale Interests”) of Western Wireless International Bolivia II Corporation, a Delaware corporation (“WWIB II”, and together with WWIB, the “Sale Entities”);

WHEREAS WWIB and WWIB II collectively own 2,633,897 shares of the issued and outstanding capital stock (all such stock, the “NuevaTel Interests”) of Empresa de Telecomunicaciones NuevaTel (PCS de Bolivia) S.A. (“NuevaTel”), the operator of the Viva mobile telecommunications business in Bolivia, such shares representing 71.5% of the issued and outstanding capital stock of NuevaTel;

WHEREAS Buyer desires to purchase from Sellers, and Sellers desire to sell to Buyer, the Sale Interests on the terms and conditions set forth herein;

WHEREAS Buyer has agreed WWIB and WWIB II may acquire all of the equity interests of Trilogy Software Bolivia S.R.L. (“TSB”) from Salamanca Solutions International LLC (“Salamanca”) and Salamanca Holding Company LLC (“SHC”) prior to or at the time Buyer acquires the Sale Interests;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Sellers and Buyer agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.1. Purchase and Sale. Upon the terms and subject to the conditions of this Agreement, Sellers agree to sell to Buyer, and Buyer agrees to purchase from Sellers (the “Sale”), the Sale Interests, free and clear of all Liens other than Permitted Liens, at the Closing.

Section 1.2. Purchase Price. Upon the terms and subject to the conditions of this Agreement, the purchase price for the Sale Interests shall be US$1.00 payable to Sellers (the “Cash Payment”) plus an irrevocable commitment to make a working capital loan of US$20,000,000 to NuevaTel pursuant to the terms an Amended and Restated Loan Agreement set forth in Appendix A to Exhibit C (the “Amended and Restated Loan Agreement”) and the proceeds thereof together with the Cash Payment, the “Purchase Price”), to be funded in an initial tranche (the “Initial Tranche”) of US$2,000,000 concurrently with the closing of the Sale (the “Closing”) in accordance with the terms of the Amended and Restated Loan Agreement.

Section 1.3. Closing. The Closing shall take place on such date and at such time and place as are mutually agreed upon in writing by Buyer and Sellers promptly (and in no event later than 5 Business Days) after all of the conditions set forth in Article V have been satisfied or waived by the party who is entitled to insist on satisfaction of such conditions. The date on which the Closing shall occur is hereinafter referred to as the “Closing Date”.

Section 1.4. Closing Actions by Buyer. Subject to the terms and conditions hereof, at or before Closing, Buyer shall:

(a) deliver (or cause to be delivered) to TIP LLC an amount equal to the Cash Payment, in immediately available funds as directed by TIP LLC or by wire transfer to an account that TIP LLC will designate, by notice to Buyer, not later than two Business Days prior to the Closing Date;

(b) execute or cause a Balesia designee (a “Designee”) to execute, together with TIP LLC and NuevaTel, an assignment, in the form attached as Exhibit A, to the Buyer or the Designee of TIP LLC’s rights and obligations under the Loan Agreement dated November 28, 2003, as amended, between TIP LLC and NuevaTel (the “Loan Agreement”);

(c) execute or cause a Designee to execute, together with TIP LLC, an assignment, in the form attached as Exhibit B, to the Buyer or a Designee of TIP LLC’s rights and obligations as a beneficiary under the Trust Agreement dated April 8, 2004, as amended, between TIP LLC, NuevaTel and Banco Bisa S.A. (the “Trust Agreement”);

(d) execute or cause a Designee to execute, with NuevaTel, the Sixth Amendment to the Loan Agreement, in the form attached as Exhibit C, and the Amended and Restated Loan Agreement an attached as Appendix A to Exhibit C;

(e) deliver or cause a Designee to deliver to NuevaTel the Initial Tranche in immediately available funds by wire transfer to an account that NuevaTel will designate by notice to Buyer not later than two Business Days prior to the Closing Date; and

(f) execute and deliver to Sellers the officer’s certificate provided for in Section 5.2(c).

Section 1.5. Closing Actions by Sellers. Subject to the terms and conditions hereof, at or before Closing, each Seller shall:

(a) deliver to Buyer its certificates (or similar evidence), if any, representing the Sale Interests, and to the extent applicable duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto;

(b) execute and deliver to Buyer its officer’s certificate provided for in Section 5.3(c).

Section 1.6. Closing Actions by WWIB. Subject to the terms and conditions hereof, at or before Closing, WWIB shall:

(a) execute, together with TIP LLC, an assignment to WWIB, in the form attached as Exhibit D, of the rights and obligations of TIP LLC under the Management Agreement dated November 19, 2003 (the “Management Agreement”) , among NuevaTel, Cooperativa de Telecomunicaciones Cochabamaba R.L. (“Comteco”) and certain predecessors of WWIB;

(b) convene such meeting(s) of the directors and shareholders of NuevaTel as are required for the resignation of the current Síndico and all current directors of NuevaTel that Sellers have the right to appoint (but not the current directors that Comteco has the right to appoint), and for the appointment of the persons designated by Buyer as Síndico and as directors of NuevaTel; and

(c) acquire, with WWIB II, all of the equity interests of Trilogy Software Bolivia S.R.L. (“TSB”) by executing a share purchase agreement with Salamanca (“TSB Purchase Agreement”). the closing of which TSB Purchase Agreement shall occur as promptly following Closing of this Agreement as is consistent with fulfilling such formal documentation requirements as are needed to comply with Bolivian law.

Section 1.7. Closing Actions by TIP LLC. Subject to the terms and conditions hereof, at or before Closing, TIP LLC shall (in addition to such actions it is required to take pursuant to Section 1.5):

(a) execute an assignment, in the form attached as Exhibit A, to the Buyer or the Designee of TIP LLC’s rights and obligations under the Loan Agreement;

(b) execute an assignment an assignment, in the form attached as Exhibit B, to the Buyer or the Designee of TIP LLC’s rights and obligations as a beneficiary under the Trust Agreement; and

(c) Execute, together with WWIB, the assignment of Management Agreement to WWIB.

Section 1.8. Withholding. Notwithstanding anything in this Agreement to the contrary, Neither Buyer nor any other withholding agent shall deduct or withhold any amount from the Purchase Price, other than as expressly provided in this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as disclosed in the corresponding section of the disclosure schedule delivered by Sellers to Buyer immediately prior to the execution of this Agreement (the “Sellers Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Sellers Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure), Sellers, jointly and severally, represent and warrant to Buyer as follows:

Section 2.1. Qualification, Organization.

(a) NuevaTel is a corporation, duly organized, validly existing and in good standing under the laws of Bolivia and has the corporate power and authority to own its properties and assets and to carry on its business as it is currently being conducted. NuevaTel is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) WWIB is a limited liability company and WWIB II is a corporation, each of which is duly organized, validly existing and in good standing under the laws of the State of Delaware and each has the corporate power and authority to own its properties and assets and to carry on its business as it is currently being conducted. Each of WWIB and WWIB II is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its properties or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) For the purposes of this Agreement, any reference to any state of facts, event, change or effect having a “Material Adverse Effect” means such state of facts, event, change or effect that has had a material adverse effect on the business, operations or financial condition of NuevaTel, but shall not include facts, events, changes or effects (i) (A) affecting generally the telecommunications industry, or affecting specifically the telecommunications industry in Bolivia, including regulatory and political requirements and developments, (B) generally affecting the economic, political or financial market conditions in Bolivia, (C) resulting from seasonal fluctuations affecting Bolivia, (D) resulting from changes in Law or in US GAAP or the enforcement or interpretation thereof, (E) resulting from the failure by NuevaTel to meet its financial projections (it being understood that the facts underlying such failure may constitute and may be taken into account in determining whether a Material Adverse Effect has occurred), (F) resulting from any action taken or failed to be taken pursuant to or in accordance with this Agreement or at the request of, or consented to by, the Buyer, or (G) resulting from any acts of terrorism or war, military actions or the escalation thereof, or natural disasters or other national emergencies, or (H) resulting from the announcement or the existence of this Agreement and the consummation of the transactions contemplated hereby or the taking of any action by Sellers or NuevaTel that is required by this Agreement.

(d) The copies of the organizational documents of NuevaTel, WWIB, and WWIB II that have been delivered or made available to Buyer are complete and correct copies thereof, each as amended through the date hereof.

Section 2.2. Capital Stock.

(a) Each Seller is the record and beneficial owner of all of its Sale Interests free and clear of all liens, mortgages, encumbrances, pledges, security interests or charges of any kind (each, a “Lien”), other than Permitted Liens. All of the Sale Interests have been duly authorized and validly issued by WWIB and WWIB II, as applicable, and are fully paid and non-assessable. Except for the Sale Interests, there are no (i) securities issued or outstanding or any securities convertible into or exchangeable for shares of capital stock or voting securities of each of WWIB and WWIB II or (ii) options or other rights to acquire from WWIB or WWIB II, or other obligations of each of WWIB and WWIB II to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of WWIB and WWIB II, as applicable. There are no outstanding obligations of each of WWIB and WWIB II to repurchase, redeem or otherwise acquire any of the Sale Interests. The Sale Interests are not subject to preemptive or similar rights. Upon consummation of the Sale, Buyer (and any individuals it designates to hold any of the Sale Interests) will receive good title to the Sale Interests, free and clear of all Liens other than Permitted Liens and Buyer will be the sole equityholder of each of WWIB and WWIB II.

(b) WWIB and WWIB II are collectively the record and beneficial owners of their equity interests of the NuevaTel Interests free and clear of all Liens, other than Permitted Liens. The NuevaTel Interests have been duly authorized and validly issued by NuevaTel and are fully paid and non-assessable. Other than the NuevaTel Interests and as set forth in Section 2.2(b) of the Sellers Disclosure Schedule, there are no (i) securities issued or outstanding or any securities convertible into or exchangeable for shares of capital stock or voting securities of NuevaTel or (ii) options or other rights to acquire from NuevaTel, or other obligations of NuevaTel to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of NuevaTel. There are no outstanding obligations of NuevaTel to repurchase, redeem or otherwise acquire any of the NuevaTel Interests.

(c) NuevaTel does not have any Subsidiaries.

(d) NuevaTel does not have any outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the securityholders of NuevaTel on any matter.

(e) Other than the Shareholders’ Agreement of NuevaTel dated as of November 19, 2003, there are no voting trusts or other agreements or understandings with respect to the voting of the Sale Interests or the NuevaTel Interests.

Section 2.3. Corporate Authority Relative to this Agreement; No Violation.

(a) Each Seller has requisite corporate or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by each Seller have been duly and validly authorized by all requisite corporate or limited liability company action on the part of such Seller, and no other corporate or limited liability company proceedings on the part of such Seller or its equityholders are necessary to authorize the consummation of the transactions contemplated by this Agreement by such Seller. This Agreement has been duly and validly executed and delivered by each Seller and, assuming this Agreement constitutes a valid and binding agreement of Buyer, constitutes a valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) Other than the approvals set forth on Section 2.3(b) of the Sellers Disclosure Schedule (collectively, the “ATT Approvals”), no authorization, consent or approval of, or filing with, any governmental or regulatory agency, commission, court, body, entity or authority (each a “Governmental Entity”) by or on behalf of NuevaTel or each Seller is necessary for the consummation by such Seller of the transactions contemplated by this Agreement, except for such authorizations, consents, approvals or filings that, if not obtained or made, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or significantly impair or delay the consummation of the transactions contemplated hereby.

(c) The execution and delivery by each Seller of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in (A) any material violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement binding upon such Seller or NuevaTel or (B) the creation of any Lien upon any of the properties or assets of such Seller or NuevaTel, (ii) conflict with or result in any violation of any provision of the limited liability company agreement, by-law, shareholders’ agreement, or other equivalent organizational document, in each case as amended, of such Seller or NuevaTel or (iii) conflict with or violate any Laws applicable to such Seller or NuevaTel or any of their respective properties or assets, other than, in the case of clauses (i) or (iii), any such violation, conflict, default, right, loss or Lien that has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 2.4. Financial Statements.

Section 2.4 of the Sellers Disclosure Schedule sets forth true and complete copies of the audited financial statements of NuevaTel for the fiscal years ended December 31, 2020, December 31, 2019, and December 31, 2018 (collectively, the “Financial Statements”) and the unaudited financial information of NuevaTel for the fiscal year ended December 31, 2021. The Financial Statements, that the Sellers have made available to Buyer in an Excel file format, are based on the books and records of NuevaTel, have been prepared in accordance with US GAAP, and fairly present, in all material respects, the financial condition and results of operations of NuevaTel as of the respective dates and for the respective periods indicated therein. The unaudited financial information of NuevaTel for the fiscal year ended December 31, 2021, that the Sellers have made available to Buyer in an Excel file format, are based on the books and records of NuevaTel, have been prepared in accordance with GAAP as applied in Bolivia. and.

Section 2.5. Liabilities.

Except (i) as reflected or reserved against in NuevaTel’s audited balance sheet as of December 31, 2020 (the “Balance Sheet”), (ii) liabilities or obligations which have been discharged or paid in full in the ordinary course of business, (iii) liabilities and obligations arising after December 31, 2020 in the ordinary course of business, (iv) liabilities or obligations set forth in Section 2.5 of the Sellers Disclosure Schedule, and (v) liabilities and obligations not required to be reflected or reserved against in the Balance Sheet, NuevaTel does not, to the Knowledge of Sellers, have any liabilities or obligations as of the date hereof of any nature, whether or not accrued, contingent or otherwise, that would be required by US GAAP to be reflected on a balance sheet of NuevaTel other than any such liability or obligation that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 2.6. No Violation of Law; Permits.

(a) To the Knowledge of Sellers, NuevaTel is in compliance with, and is not in default under, in violation of, and has not been charged with or given notice of any violation of any federal, state or local law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), applicable to it or any of its properties or assets, except where such non-compliance, default or violation has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Knowledge of Sellers, NuevaTel is in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for NuevaTel to own, lease and operate its properties and assets or to carry on its business as it is currently being conducted (the “Applicable Permits”) except where the failure to have any of the Applicable Permits has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of Sellers, all Applicable Permits are in full force and effect, except where the failure to be in full force and effect has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c) Notwithstanding anything contained in this Section 2.6, no representation or warranty shall be deemed to be made in this Section 2.6 in respect of (i) communications matters, which are the subject of the representations and warranties made in Section 2.12, (ii) matters relating to employment and employment practices, which are the subject of the representations and warranties made in Section 2.9 or (iii) matters relating to pollution or protection of human health or the environment, which are the subject of the representations and warranties made in Section 2.15.

Section 2.7. No Litigation. There are no material (x) actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of Sellers, threatened) against or affecting WWIB, WWIB II, NuevaTel or any of their respective properties at law or in equity before, or (y) orders, judgments or decrees of or before, any Governmental Entity, in the case of either (x) or (y), that challenge or seek to prevent, enjoin or otherwise delay the Sale or other transactions contemplated by this Agreement.

Section 2.8. Taxes. To the Knowledge of Sellers, and except as disclosed in Section 2.8 of the Sellers Disclosure Schedule:

(a) each of WWIB, WWIB II, and NuevaTel has (i) timely filed (or there has been filed on its behalf) all material Tax Returns required to be filed (taking into account all applicable extensions) with the appropriate Tax Authority and (ii) paid all material Taxes shown as due on such Tax Returns, other than any such Taxes that are subject to good faith dispute.

(b) there are no material Liens for Taxes upon any property or asset of the Sale Entities and their Subsidiaries except for Permitted Liens.

(c) as of the date hereof, there is no audit, examination, deficiency, refund litigation or proposed adjustment in progress, pending or threatened in writing by any Tax Authority with respect to any material Taxes of the Sale Entities and their Subsidiaries. As of the date hereof, none of the Sale Entities and their Subsidiaries has received notice in writing of any claim made by a Tax Authority in a jurisdiction where it does not file a Tax Return that it is or may be subject to taxation by that jurisdiction, which claim has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) there are no material outstanding written requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any income Taxes or income Tax deficiencies against any of the Sale Entities or their Subsidiaries.

(e) none of the Sale Entities or their Subsidiaries is a party to any agreement providing for the allocation, indemnification or sharing of Taxes (other than any customary Tax indemnification provisions in ordinary course commercial agreements the primary subject matter of which is not Tax matters).

As used in this Agreement:

(i) “Tax” means any and all taxes of any kind (together with any and all interest, penalties, additions to tax and similar amounts imposed with respect thereto) imposed by any Tax Authority, including taxes on or with respect to income, accumulated earnings, personal holding company, income, capital, transfers, stamps, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added;

(ii) “Tax Authority” means any Governmental Entity responsible for the administration or collection of any Taxes; and

(iii) “Tax Return” means any return, report or similar statement (including any attached schedules) required to be filed with a Tax Authority with respect to Taxes and any information return, claim for refund, amended return, or declaration of estimated Taxes.

Section 2.9. Labor Matters. As of the date hereof, NuevaTel is not a party to, or bound by, any collective bargaining agreement (or similar agreement or arrangement in any foreign country) with employees, a labor union or labor organization. To the Knowledge of Sellers, NuevaTel is in compliance with all currently applicable Laws respecting employment and employment practices, terms and conditions of employment and wages and hours, the failure to comply with which or engagement in which, as the case may be, would have a Material Adverse Effect.

Section 2.10. Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect, NuevaTel owns, or is licensed or otherwise possesses legally enforceable rights to use, all material Intellectual Property used in its business as currently conducted, and the consummation of the transactions will not materially alter or impair such rights. There are no material pending or, to the Knowledge of Sellers, threatened claims by any Person challenging the use by NuevaTel of any material trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, registered copyrights, patents or applications and registrations therefor (collectively, the “Intellectual Property”) in its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect, the conduct of the business of NuevaTel does not materially infringe upon any intellectual property rights or any other material proprietary right of any Person. None of Sellers or NuevaTel has received any written notice from any other Person pertaining to or challenging the right of NuevaTel to use any material Intellectual Property. As of the date hereof, NuevaTel has not made any claim of a material violation or infringement by others of its rights to or in connection with the Intellectual Property used in its business.

Section 2.11. Material Contracts

(a) Section 2.11 of the Sellers Disclosure Schedule lists all of the following contracts and agreements that NuevaTel is a party to as of the date hereof: (i) any agreement relating to the Indebtedness for Borrowed Money or any guaranty of Indebtedness for Borrowed Money, (ii) any agreement that involves future net expenditures or net receipts by NuevaTel of US$500,000 or more in any one-year period; (iii) any cell site leases and any other agreement for the lease of real property involving payments in the aggregate of US$100,000 or more in any one-year period, (iv) any agreement that by its terms limits the payment of dividends or other distributions by NuevaTel, (v) any shareholder, voting or similar agreement, (vi) any agreement relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise), (vii) any agreement that grants any right of first refusal or right of first offer or similar right that limits or purports to limit the ability of NuevaTel to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or business (including any contract or agreement that requires NuevaTel to deal exclusively with any Person or under which NuevaTel grants exclusive rights to another party), and (viii) any material agreement with any director, officer, or stockholder of NuevaTel other than any which can be terminated by NuevaTel on thirty (30) or fewer days’ notice without cost or penalty. Each written contract and agreement of NuevaTel of the type described in clauses (i) through (viii) of this Section 2.11, is referred to as a “Material Contract”.

(b) NuevaTel is not in material breach of or default under the material terms of any Material Contract. To the Knowledge of Sellers, no other party to any Material Contract is in material breach of or default under the terms of any Material Contract.

Section 2.12. Communications Regulatory Matters.

(a) To the Knowledge of Sellers, Section 2.12 of the Sellers Disclosure Schedule (collectively, the “Applicable License Schedule”) lists all licenses and authorizations issued by any Governmental Entity regulating NuevaTel’s telecommunications business (the “Applicable Licenses”), together with the name of the licensee or authorization holder and the expiration date of the Applicable Licenses.

(b) Each material Applicable License is valid and in full force and effect and has not been suspended, revoked, cancelled or adversely modified.

(c) To the Knowledge of Sellers, except as would not reasonably be expected to have a Material Adverse Effect, NuevaTel is in compliance with each of its Applicable Licenses, has complied in all respects with, and is not in violation of, any requirement of Laws to which such Applicable Licenses are subject, and has fulfilled and performed all of its material obligations with respect thereto.

Section 2.13. Finders or Brokers. Except wither respect to their engagement of Morgan Stanley Co. LLC as the Sellers’ representative and advisor in respect of a sale or other transfer of the WWIB Sale Interests or WWIB’s and WWIB II’s equity interests in the NuevaTel Interests, none of Sellers or any of their respective Affiliates has engaged or retained any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from NuevaTel in connection with or upon consummation of the transactions contemplated hereby.

Section 2.14. Affiliated Transactions. Section 2.14 of the Sellers Disclosure Schedule contains an accurate and complete list of all material written agreements, contracts, arrangements, undertakings or other commitments to or by which Sellers or any of their respective Affiliates (other than NuevaTel), on the one hand, and NuevaTel, on the other hand, are or have been a party or otherwise bound that are in effect and relate to the business of NuevaTel as conducted on or immediately prior to the date hereof and which will survive the Closing.

Section 2.15. Environmental. To the Knowledge of Sellers, except as would not reasonably be expected to have a Material Adverse Effect, there are no liabilities of or relating to NuevaTel, whether accrued, contingent, absolute, determined, determinable or otherwise, arising under or relating to any Laws relating to pollution or protection of human health or the environment.

Section 2.16. Limited Activities of WWIB and WWIB II. Neither WWIB nor WWIB II owns any material assets, or is liable for any material obligations, or engages in any trade or business, has any employees, or conducts any business activity, other than the NuevaTel Interests, except that, promptly following the Closing, WWIB and WWIB II will own, in the aggregate, of all of the equity interests of TSB.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Except as disclosed on the corresponding section of the disclosure schedule delivered by Buyer to Sellers immediately prior to the execution of this Agreement (the “Buyer Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Buyer Disclosure Schedule shall be deemed disclosure with respect to any other section of this Agreement to which the relevance of such item is reasonably apparent from the face of such disclosure), Buyer represents and warrants to Sellers as follows:

Section 3.1. Qualification; Organization, Etc. Buyer is a corporation, partnership or other entity duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the power and authority to own its properties and to carry on its business as it is currently being conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which the failure to be so qualified, licensed or in good standing has not, and would not be reasonably expected to, impair or delay the consummation of the transactions contemplated hereby.

Section 3.2. Corporate Authority Relative to this Agreement; No Violation.

(a) Buyer has requisite corporate or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all requisite corporate or limited liability company action on the part of Buyer and no other corporate or limited liability company proceedings on the part of Buyer are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Buyer and, assuming this Agreement constitutes a valid and binding agreement of the other parties hereto, this Agreement constitutes a valid and binding agreement of Buyer enforceable against Buyer in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other Laws affecting the enforcement of creditors’ rights generally or by principles governing the availability of equitable remedies).

(b) The execution and delivery by Buyer of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under any loan, guarantee of indebtedness or credit agreement binding upon Buyer or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of Buyer or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or by-laws or other equivalent organizational document, in each case as amended, of Buyer or any of its Subsidiaries, (iii) conflict with or violate any Laws applicable to Buyer, any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clauses (i) and (iii), any such violation, conflict, default, right, loss or Lien that has not, and would not reasonably be expected to, impair or delay the consummation of the transactions contemplated hereby and thereby.

Section 3.3. No Litigation. There are no material actions, suits, inquiries, investigations or proceedings pending (or, to the Knowledge of Buyer, threatened) against or affecting Buyer or any of its Affiliates or any of their respective properties at law or in equity before, and there are no material orders, judgments or decrees of or before, any Governmental Entity that challenge or seek to prevent, enjoin or otherwise delay the Sale or other transactions contemplated by this Agreement.

Section 3.4. Finders or Brokers. Neither Buyer nor any of its Affiliates has engaged or retained any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission from Sellers or any of their respective Affiliates in connection with or upon consummation of the transactions contemplated hereby.

Section 3.5. Availability of Funds. Buyer’s obligations hereunder are not subject to any conditions regarding Buyer’s or any other Person’s ability to obtain financing for the consummation of the transactions contemplated by this Agreement. Buyer has access to, and as of the Closing Date will have access to, funds which are sufficient to enable Buyer to perform its respective obligations hereunder, consummate the transactions contemplated by this Agreement, and pay all related fees and expenses, and such payments will not result in the bankruptcy or insolvency of, or have a material adverse effect on, Buyer.

Section 3.6. No Disqualification. To Buyer’s Knowledge, there are no facts that relate to the qualifications of Buyer which would, under applicable Law, disqualify Buyer with respect to the consummation of the transactions contemplated hereby or that would be reasonably likely to prevent the parties from obtaining any required approval in a timely manner or which would prevent any Governmental Entity from consenting to the transactions contemplated by this Agreement in a timely manner.

Section 3.7. Disclaimer of Other Representations and Warranties. Buyer acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement (a) Sellers do not make, and have not made, any representations or warranties relating to NuevaTel, themselves or any of their respective Affiliates or otherwise in connection with the transactions contemplated hereby and Buyer is not relying on any representation or warranty except for those expressly set forth in this Agreement, (b) no Person has been authorized by Sellers to make any representation or warranty relating to any NuevaTel, themselves or any of their respective Affiliates or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Buyer as having been authorized by such party, (c) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Buyer or any of its Representatives are not and shall not be deemed to be or include representations or warranties unless any such material or information is the subject of any express representation or warranty set forth in Article II of this Agreement, and (d) without limiting the generality of the foregoing, no Seller makes, or has made, any representations or warranties whatsoever relating to any projections, estimates, predictions, or prospects (or the assumptions used in their preparation) provided, addressed or made available to Buyer or any of its Representatives. The Buyer has relied on its own examination of NuevaTel prospects, and it has been afforded the opportunity to review written materials in a virtual data room and to ask questions of the management of NuevaTel relating to NuevaTel’s business, operations, and finances. The Buyer has sought such accounting, legal and tax advice as it has considered appropriate to make an informed decision with respect to the purchase of the Sale Interests. Without limiting the generality of the foregoing, Buyer hereby confirms that it has no Knowledge that any of the representations and warranties of Sellers regarding NuevaTel or Sellers in this Agreement is not true and correct, and Buyer has no Knowledge of any errors in, or omissions from, the Sellers Disclosure Schedule.

ARTICLE IV

COVENANTS AND AGREEMENTS

Section 4.1. Filings; Further Assurances. (a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Sale and the other transactions contemplated by this Agreement, including (i) the obtaining of all necessary actions or non-actions, waivers, consents, clearances and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, nothing under this Section 4.1(a) or any other term in this Agreement shall obligate any Seller to incur any material costs or expenses or agree to any burdensome conditions in connection with the obtaining of any such necessary actions or non-actions, waivers, consents, clearances or approvals from Governmental Entities or other third parties or any other action contemplated by this Section 4.1(a). Without limiting the generality of the foregoing, each party agrees to cooperate in approaching any Governmental Entity or regulatory authority in connection with the transaction in order to secure the required approvals to complete the Sale, in all instances acting in compliance with all applicable Laws of Bolivia, the United States (including the Foreign Corrupt Practices Act), Canada, and any other applicable jurisdictions.

(b) Without limiting the generality of the foregoing, each Seller and Buyer shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and to vest in Buyer good and valid title to the Sale Interests.

(c) Prior to Closing, the parties to this Agreement shall identify such services as Sellers have been providing to NuevaTel pursuant to the Management Agreement that Buyer wishes to continue to engage Sellers to provide on an interim or transitional basis, and the charges, duration, and other terms upon which Sellers are willing to continue providing such services.

Section 4.2. Assignment of Loan Agreement. Buyer (or, at Buyer’s direction, a Designee) and TIP LLC shall execute, with NuevaTel, an assignment, in the form attached as Exhibit A, to Buyer or a Designee of TIP LLC’s rights and obligations under the Loan Agreement.

Section 4.3. Assignment of Trust Agreement. Buyer (or, at Buyer’s direction, a Designee) and TIP LLC shall execute an assignment, in the form attached as Exhibit B, to Buyer or a Designee of TIP LLC’s rights and obligations as a beneficiary under the Trust Agreement.

Section 4.4. Amendment of Loan Agreement. Buyer (or, at Buyer’s direction, a Designee) shall execute, with NuevaTel, the Sixth Amendment to the Loan Agreement, in the form attached as Exhibit C, and immediately thereafter execute, with NuevaTel, the Amended and Restated Loan Agreement attached as Appendix A to Exhibit C.

Section 4.5. Execution of TSB Purchase Agreement. WWIB and WWIB II shall execute an agreement with Salamanca and SHC (the “TSB Purchase Agreement”) to acquire all of the equity interest in TSB, conditional on the Closing.

Section 4.6. Assignment of Management Agreement. TIP LLC and WWIB shall, contemporaneously with the execution of this Agreement, execute an assignment to WWIB of all rights and obligations under the Management Agreement, in the form attached as Exhibit D .

Section 4.7. Resignation and Appointment of Directors. Sellers shall have delivered to Buyer a document evidencing the adoption of minutes of such meeting(s) of the directors and shareholders of NuevaTel as are required for the resignation of the current Síndico all current directors of NuevaTel that Sellers have the right to appoint (but not the current directors that Comteco has the right to appoint), and for the appointment of the persons designated by Buyer as Síndico and directors of NuevaTel.

Section 4.8. Public Announcements. Each Seller and Buyer will consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except each Seller and Buyer and their respective Affiliates may disclose (on notice given contemporaneously to the other parties to this Agreement) information about this Agreement and the transactions contemplated herein in the ordinary course in connection with its investor relations practices or as otherwise required by applicable securities law.

Section 4.9. Conduct of Business. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), each Seller shall, and shall cause NuevaTel to: (a) conduct its business as it is currently conducted; (b) use commercially reasonable efforts to maintain and preserve intact the current organization and business of NuevaTel and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having business relationships with NuevaTel, provided that NuevaTel shall not be obligated to incur any material liability or expense in order to preserve such rights, franchises, goodwill and relationships; and (c) refrain from incurring Indebtedness if such incurrence would cause NuevaTel’s aggregate Indebtedness to exceed by more than US$100,000 the amount of Indebtedness reflected in the Balance Sheet (any such excess Indebtedness, “Additional Indebtedness”).

Section 4.10. Employment Matters. From and after the date hereof, the parties agree that NuevaTel shall be permitted to hire and terminate (but shall not be under any obligation to hire or terminate), and to increase or decrease the compensation, severance or other benefits payable to, any employees, officers, directors or independent contractors without liability owing by Sellers to Buyer, in each case in the ordinary course of business consistent with its past practices.

Section 4.11. Maintenance of Books and Records.

(a) Each of the parties hereto shall preserve, until at least the fifth anniversary of the Closing Date, all pre-Closing Date records possessed or to be possessed by such party relating to NuevaTel, except with respect to Tax records (which shall be governed by Article VII). After the Closing Date and up until at least the fifth anniversary of the Closing Date, upon any reasonable request made by a party hereto or its Representatives, the party holding such records shall (i) provide to the requesting party or its Representatives reasonable access to such records during normal business hours and (ii) permit the requesting party or its Representatives to make copies of such records, in each case at no cost to the requesting party or its Representatives (other than for its related out-of-pocket expenses). Such records may be sought under this Section 4.11(a) for any bona fide business purpose, including, without limitation, in connection with the audit, accounting, litigation, federal securities disclosure or other similar needs of the party seeking such records.

(b) From and after the Closing, the parties shall use reasonable efforts to make available to each other, upon written request, their respective Representatives for fact finding, consultation and interviews and as witnesses to the extent that any such Person may reasonably be required in connection with any action, suit, inquiry, investigation or proceeding in which the requesting party may from time to time be involved relating to NuevaTel’s business as conducted prior to the Closing. Except as otherwise agreed between the parties, Sellers and Buyer agree to reimburse each other for reasonable out-of-pocket expenses incurred by the other in connection with providing individuals and witnesses pursuant to this Section 4.11(b).

(c) Buyer agrees to maintain, preserve and assert all privileges, including privileges arising under or relating to the attorney-client relationship (which shall include the attorney-client and work product privileges), that relate directly or indirectly to NuevaTel’s or each Seller’s (and its Affiliates’) business for any period prior to the Closing (“Privilege”). Buyer shall not waive any Privilege that could be asserted under applicable Law without prior written consent of the applicable Seller (or any of its Affiliates). The rights and obligations created by this Section 4.11(c) shall apply to all information as to which, but for the Closing, each Seller or its Affiliates would have been entitled to assert or did assert the protection of a Privilege.

Section 4.12. Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, Buyer shall cause NuevaTel to keep in effect all of its obligations regarding exculpation or indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of NuevaTel for acts or omissions by such directors or officers occurring prior to Closing to the extent that such obligations of NuevaTel exist on the date of this Agreement, whether pursuant to NuevaTel’s certificate of incorporation, bylaws, individual indemnity agreements, shareholders’ agreement, by Law or otherwise, it being the intent of the parties hereto that the directors and officers of NuevaTel prior to Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under Law. Buyer shall give Sellers prompt notice if NuevaTel takes or fails to take any action or actions, as a result of which such obligations become no longer in effect.

(b) This Section 4.12 shall survive the Closing, shall be for the benefit of, and shall be enforceable by, Sellers and the directors and officers of NuevaTel and shall be binding on all successors and assigns of Buyer and NuevaTel.

ARTICLE V

CONDITIONS TO CLOSING

Section 5.1. Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each party to effect the Closing shall be subject to the fulfillment (or waiver by all parties) at or prior to the Closing of the following conditions:

(a) No statute, rule, regulation, executive order, decree, ruling or injunction prohibiting the consummation of the Closing shall have been enacted, entered, promulgated or enforced by any court or other tribunal or Governmental Entity, and shall continue to be in effect.

Section 5.2. Conditions to the Obligation of Sellers to Effect the Closing.

(a) The representations and warranties of Buyer in this Agreement shall be accurate in all material respects as of immediately prior to Closing (except for representations and warranties made expressly as of a specified date, which representations and warranties shall be so accurate on and as of such date); provided, that each of such representations and warranties in this Agreement that contains an express materiality qualification shall be accurate in all respects as of immediately prior to Closing (except for such qualified representations and warranties made expressly as of a specified date, which representations and warranties shall be so accurate on and as of such date);

(b) Buyer shall have performed and complied in all material respects with all of its obligations required by this Agreement to be performed or complied with by it at or prior to the Closing;

(c) Buyer shall have delivered to each Seller a certificate, dated the Closing Date and signed by a director, the company secretary or other officer certifying to the effect that the conditions set forth in Section 5.2(a) and Section 5.2(b) have been satisfied; and

(d) TIP LLC shall have received the Cash Price and NuevaTel shall have received the Initial Tranche pursuant to Section 1.2; and Buyer shall have complied with its obligations under Section 4.2 through Section 4.4.

Section 5.3. Conditions to Obligation of Buyer to Effect the Closing. The obligation of Buyer to effect the Closing is further subject to the fulfillment of the following conditions:

(a) the representations and warranties of Sellers in this Agreement, taken as a whole, shall be accurate in all material respects as of immediately prior to Closing (except for representations and warranties made expressly as of a specified date, which representations and warranties shall be so accurate on and as of such date); provided, that each of such representations and warranties in this Agreement that contains an express materiality or material adverse effect qualification shall be accurate in all respects as of immediately prior to Closing (except for such qualified representations and warranties made expressly as of a specified date, which representations and warranties shall be so accurate on and as of such date);

(b) Sellers shall have performed and complied in all material respects with all of their obligations required by this Agreement to be performed or complied with by them at or prior to the Closing Date;

(c) Each Seller shall have delivered to Buyer a certificate, dated the Closing Date and signed by a director, the company secretary or other officer certifying to the effect that, with respect to itself, the conditions set forth in Section 5.3(a) and Section 5.3(b) have been satisfied;

(d) ATT Approvals shall have been obtained without conditions material to Buyer;

(e) TIP LLC shall have complied with its obligations under Sections Section 4.2. Section 4.3 and Section 4.6, and shall have caused NuevaTel to execute the documents specified in Sections Section 4.2 and Section 4.4; and

(f) TIP LLC and WWIB shall have executed an assignment of rights and obligations under the Management Agreement to WWIB.

Section 5.4. Frustration of Closing Conditions. No Seller or Buyer may rely on the failure of any condition set forth in Section 5.1, Section 5.2 or Section 5.3, as the case may be, to be satisfied if such failure was caused by such party’s (or any of its Affiliates’) failure to act in good faith or use its reasonable best efforts to consummate the Closing and the other transactions contemplated by this Agreement.

ARTICLE VI

TERMINATION

Section 6.1. Termination.

Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Closing Date:

(a) by the mutual written consent of Buyer and Sellers;

(b) by Buyer or Sellers if (i) the Closing shall not have occurred on or before June 30, 2022 (the “Termination Date”) and (ii) the party seeking to terminate this Agreement pursuant to this Section 6.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused the failure to consummate the Closing on or before such date; provided that if the Closing shall not have occurred on or before the Termination Date because of Sellers’ failure to obtain ATT Approvals and so long as Sellers are using all reasonable efforts to obtain such ATT Approvals, Sellers shall have the right to extend the Termination Date as necessary to obtain such ATT Approvals.

(c) by Buyer or Sellers if a final and non-appealable order of any Governmental Entity shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Closing, provided that the party seeking to terminate this Agreement shall have fulfilled its responsibilities pursuant to Section 4.1 in respect of objecting to and appealing from any such order;

(d) by Sellers, if Buyer shall have breached or failed to perform in any material respect any of its other representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 5.2(a) or Section 5.2(b), and which breach shall not have been cured within ten (10) Business Days of receipt of written notice thereof from Sellers stating Sellers’ intention to terminate this Agreement pursuant to this Section 6.1(d) and the basis for such termination; and

(e) by Buyer, if Sellers shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform would result in a failure of a condition set forth in Section 5.3(a) or Section 5.3(b), and which breach shall not have been cured within thirty (30) Business Days of receipt of written notice thereof from Buyer stating Buyer’s intention to terminate this Agreement pursuant to this Section 6.1(e) and the basis for such termination.

Section 6.2. Effect of Termination. In the event of termination of this Agreement pursuant to this Article VI this Agreement shall terminate and there shall be no other liability on the part of each Seller or Buyer to the other, except liability arising out of a breach of this Agreement prior to the date of termination.

ARTICLE VII

TAX MATTERS

Section 7.1. Tax Returns.

(a) To the extent not filed prior to the Closing Date, Sellers shall prepare or cause to be prepared and timely file or cause to be filed all Tax Returns that are required to be filed by or with respect to NuevaTel for all taxable periods that end prior to the Closing Date and any amendment (if any) to such returns (collectively, “Pre-Closing Returns”). All Pre-Closing Returns shall be prepared in a manner consistent with prior practice. Sellers shall provide Buyer with a copy of any Pre-Closing Return at least twenty calendar days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof). Buyer shall provide comments to Sellers in writing at least seven (7) calendar days prior to the last date for timely filing such Tax Return (giving effect to any valid extension thereof) to the extent Buyer objects to any information, or Sellers’ tax calculation, contained in any Pre-Closing Return, and Sellers shall incorporate such comments as are reasonably requested by Buyer into such Pre-Closing Return. Sellers shall prepare or cause to be prepared and timely file or cause to be filed all Tax Returns that are required to be filed by or with respect to the Sale Entities for the period that ends on the Closing Date and any amendment (if any) to such returns and Buyer shall have not right to review or comment on such Tax Returns (“Seller-Only Returns”).

(b) To the extent not filed prior to the Closing Date, Buyer shall prepare or cause to be prepared and timely file all Tax Returns, other than Seller-Only Returns, that are required to be filed by or with respect to the Sale Entities and their Subsidiaries for any taxable period beginning on or before the Closing Date (collectively, “Straddle Period Returns”). All Straddle Period Returns shall be prepared in a manner consistent with prior practice. Buyer shall provide Sellers with a copy of any Straddle Period Return at least twenty calendar days prior to the last date for timely filing such Tax Return (giving effect to any valid extensions thereof). Sellers shall provide comments to Buyer at least seven (7) calendar days prior to the last date for timely filing such Tax Return (giving effect to any valid extension thereof) in writing to the extent Sellers object to any information, or Buyer’s Tax calculation, contained in any Straddle Period Return, and Buyer shall incorporate such comments as are reasonably requested by Sellers into such Tax Return.

(c) Buyer shall pay or cause to be paid when due and payable all Taxes with respect to all Pre-Closing Returns and Straddle Period Returns.

(d) Sellers and Buyer shall reasonably cooperate, and shall cause their respective Affiliates, officers, employees, agents, auditors and Representatives to reasonably cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all Tax Claims with respect to all taxable periods relating to Taxes. Buyer (including its Affiliates and successors) shall (i) retain and maintain all such records including all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of NuevaTel for each Pre-Closing Period and for all Straddle Periods until the latest of (A) the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, giving effect to valid extensions, (B) six years following the due date, giving effect to valid extensions for such Tax Returns or (C) any applicable Law which requires retention for a certain period of time and (ii) allow Sellers and their respective agents and Representatives (and agents or Representatives of any of their Affiliates), upon reasonable notice and at mutually convenient times to inspect, review and make copies of such records (at Sellers’ expense) as Sellers may deem reasonably necessary or appropriate from time to time. Any information obtained under this Section 7.1(d) shall be kept confidential except as may be otherwise necessary in connection with the filing of Tax Returns or claims for refund or in conducting an audit or other proceeding.

(e) Any Tax refund (including any interest in respect thereof) received by Buyer or any of its Affiliates including NuevaTel, and any amounts creditable against Tax to which any of such parties become entitled (including by way of any amended Tax Returns) that relate to any Taxes of the Seller Entities or any of their Subsidiaries in respect of any period ending on or before the Closing Date (including the application portion of any Straddle Period) shall be for the account of Sellers, and Buyer shall pay to Sellers any such refund or creditable amount within five days after receipt of such refund or entitlement to such credit. Buyer shall use its reasonable best efforts to cooperate, and cause the Seller Entities or any of their Subsidiaries to use its reasonable best efforts to cooperate, in obtaining any refund or credit that Sellers reasonably believe they are entitled to, including, through filing appropriate forms with the applicable Tax Authority.

Section 7.2. Tax Dispute Resolution Mechanism. With respect to any dispute or disagreement between the parties relating to this Article VII, the parties shall cooperate in good faith to resolve such dispute between them; but if the parties are unable to resolve such dispute, such dispute shall be resolved as follows: The parties shall submit the dispute to a jointly selected accounting firm experienced in Bolivian Tax Law (the “Settlement Accountants”) for resolution, which resolution shall be final, conclusive and binding on the parties. If Buyer and Sellers cannot agree on the Settlement Accountants, Buyer and Sellers shall each submit to their respective accountants the name of an accounting firm that does not at the time and that has not in the prior two years provided services to Sellers or Buyer or any of their respective Affiliates, and the Settlement Accountants shall be selected by lot from these two firms. The fees and expenses of the Settlement Accountants in resolving a dispute shall be paid by Buyer and Sellers in proportion to each party’s respective liability for the portion of the Taxes in dispute, as determined by the Settlement Accountants.

Section 7.3. Conveyance Taxes. Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with the transactions contemplated by this Agreement (collectively, “Conveyance Taxes”) shall be paid by Buyer. Buyer shall, at its own expense, file all necessary Tax Returns with respect to all such Conveyance Taxes and, to the extent required by applicable Law, Sellers shall, and shall cause their respective Affiliates to, join in the execution of any such Tax Returns. For the avoidance of doubt, Conveyance Taxes do not include income Taxes.

Section 7.4. Tax Sharing Agreements. Any and all existing agreements relating to the allocation or sharing of Taxes (the “Tax Sharing Agreements”) between the Seller Entities or any of their Subsidiaries and any other Person shall be terminated as of the Closing Date.

ARTICLE VIII

INDEMNIFICATION

Section 8.1. Survival of Representations and Warranties. The representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Closing for a period of six months, except for representations and warranties set forth in Sections Section 2.1, Section 2.2 and Section 2.3(a) and Sections Section 3.1 and Section 3.2(a), which shall survive the Closing for a period of three years.

Section 8.2. Indemnification.

(a) Subject to Section 8.2(d) and Section 8.3, each Seller, jointly and severally, shall indemnify and hold harmless Buyer and its Affiliates, and their directors, officers, employees and agents (to the extent they are acting within the scope of their agency) (collectively, the “Buyer Indemnified Parties”) for, and will pay to the Buyer Indemnified Parties the amount of any actual loss, damage, or expense (including reasonable costs of investigation and reasonable attorneys’ fees), other than any consequential, incidental, lost profits, punitive, indirect or special damages paid or incurred by Buyer, arising from or related to any breach of any representation, warranty, covenant or warranty or agreement made by such Seller in this Agreement (any such losses, damages, or expenses, “Damages”).

(b) Buyer shall indemnify and hold harmless each Seller and its Affiliates, and their directors, officers, employees and agents (to the extent they are acting within the scope of their agency) (collectively, the “Sellers Indemnified Parties” and, together with the Buyer Indemnified Parties, the “Indemnified Parties”) for, and will pay to the Sellers Indemnified Parties the amount of any Damages paid by such Seller Indemnified Party arising from or related to (i) any breach of any representation, warranty, covenant or warranty or agreement made by Buyer in this Agreement, or (ii) the waiver by Buyer of any conditions to Closing described in Section 5.3(d) prior to the date such conditions have been satisfied by the actions of third-parties.

(c) Promptly upon the receipt by an Indemnified Party under Section 8.2(a) or Section 8.2(b) of any notice of the commencement of any action, claim or other matter brought by a third party (a “Third Party Claim”) with respect to which any payment by the Indemnified Party would be indemnifiable hereunder, the Indemnified Party shall give notice of such Third Party Claim to the party from whom indemnification is sought (the “Indemnifying Party”), but the failure to give such notice shall not relieve any Indemnifying Party of any liability it may have to such Person, except to the extent the defense of such Third Party Claim is prejudiced by such Person’s failure to give notice. The Indemnifying Party shall be entitled, by written notice to the Indemnified Party within thirty (30) days after receipt of notice of any Third Party Claim, to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party at the Indemnifying Party’s sole cost and expense. If the

Indemnifying Party exercises its rights to assume the defense of such Third Party Claim, the Indemnifying Party shall have no obligation to indemnify or pay for or reimburse any Indemnified Party for any attorneys’ fees, investigation costs or litigation expenses incurred by the Indemnified Party. The Indemnifying Party agrees that it will not, without the prior written consent of the Indemnified Party, settle, compromise or consent to the entry of any judgment in any pending or threatened Third Party Claim relating to the matters contemplated hereby (if any Indemnified Party is a party thereto or has been actually threatened to be made a party thereto) unless such settlement, compromise or consent includes an unconditional release of each Indemnified Party from all liability arising or that may arise out of such Third Party Claim or provides solely for monetary relief. If such settlement, compromise or judgment would impose injunctive relief on the Indemnified Party, such settlement, compromise or consent shall be made only with the Indemnified Party’s prior written consent, not to be unreasonably conditioned, delayed or withheld. The Indemnifying Party shall not be liable for any settlement of any Third Party Claim by an Indemnified Party without the Indemnifying Party’s written consent, which shall not be unreasonably conditioned, delayed or withheld.

(d) No indemnity shall be payable to any Indemnified Party with respect to any claim (i) involving Damages of less than $250,000 (even if Damages in respect of all claims involving Damages of less than $250,000 aggregate to an amount in excess of $250,000), or (ii) under Section 8.2(a) unless and until the aggregate amount of all Damages (excluding claims involving damages of less than $250,000) incurred by all Indemnified Parties under Section 8.2(a) exceeds $1,000,000; provided that once such aggregate Damages exceed such amount with respect to the Indemnified Parties, the Indemnified Parties shall be entitled to indemnification by the Indemnifying Party for all Damages paid or incurred by the Indemnified Parties (other than, for clarification, Damages excluded pursuant to clause (i) above); provided, further, that the aggregate amount payable by an Indemnifying Party to the Indemnified Parties with respect to any claims under Section 8.2(a) or (b)shall not exceed $2,000,000, plus any legal fees incurred by the Indemnified Party in respect of any Damages paid or incurred by the Indemnified Party up to the lesser of 10% of such Damages or a total of $200,000.

(e) The amount of any Damages payable under this Section 8.2 by the Indemnifying Party shall be net of any amounts recovered by the Indemnified Party under applicable insurance policies or from third parties and net of any Tax benefits available to the Indemnified Party as a result of incurring the Damages.

(f) Each Indemnified Party shall use its reasonable best efforts to mitigate any claim or liability that an Indemnified Party asserts or is reasonably likely to assert under this Article VIII. In the event that an Indemnified Party shall fail to make such reasonable best efforts to mitigate any such claim or liability, then notwithstanding anything contained in this Agreement to the contrary, neither Sellers nor Buyer, as the case may be, shall be required to indemnify any Indemnified Party for that portion of any Damages that could reasonably be expected to have been avoided if the Indemnified Party had made such efforts.

Section 8.3. Exclusive Remedy. The indemnity provided herein shall be the sole and exclusive remedy of the Indemnified Parties with respect to any Damages sustained or incurred resulting from any breach of any representation, warranty, covenant or agreement made by the Indemnifying Party in this Agreement. In furtherance of the foregoing, Each of Sellers and Buyer hereby waives and releases, on behalf of itself and each other Indemnified Party, to the fullest extent permitted under applicable Law, each of the Indemnified Parties and each of their respective representatives, from and against any and all other rights, claims and causes of action it may have against each Indemnifying Party or any of their respective representatives relating (directly or indirectly) to the subject matter of this Agreement or the transactions contemplated hereby, including whether arising under or based upon any Law or otherwise. The provisions in this Agreement relating to indemnification, and the limits imposed on the Indemnified Parties’ remedies with respect to this Agreement and the transactions contemplated hereby (including this Section 8.3) were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid hereunder. No Indemnified Party may avoid the limitations on liability set forth in this Article VIII by seeking damages for breach of contract, tort or pursuant to any other theory of liability.

Section 8.4. Characterization of Indemnification Payments. Unless otherwise required by Law, any payments made pursuant to this Article VIII shall be treated for all Tax purposes as adjustments to the Purchase Price.

ARTICLE IX

MISCELLANEOUS

Section 9.1. Expenses. Except as is otherwise specified herein, all costs and expenses incurred in connection with the Closing, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses. Notwithstanding anything in this Agreement to the contrary, Sellers and Buyer agree that the non-prevailing party in any litigation arising out of this Agreement shall reimburse the prevailing party for its expenses relating to the litigation, including reasonable attorneys’ fees and expenses, court costs and reasonable expert witness fees and expenses.

Section 9.2. Certain Defined Terms. For the purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:

“Affiliate” shall mean, as to any Person, any other Person which, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership of other ownership interests, by contract or otherwise, except that it is agreed and understood that none of TIP LLC’s or Trilogy International Partners Inc.’s equity holders or directors shall be considered an Affiliate of TIP LLC or any other Seller.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York are authorized or obligated by Law or executive order to be closed.

“Indebtedness” shall mean, as of any time and without duplication, the following obligations of NuevaTel: (a) all obligations for borrowed money; (b) all obligations evidenced by bonds, debentures, notes or similar instruments (whether or not convertible); (c) all obligations under a lease that are required to be classified and accounted for as capital lease obligations under US GAAP; (d) all obligations issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 120 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted); (e) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction that are required to be classified as a liability in accordance with US GAAP; and (f) guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (a) through (e) above.

“Knowledge” shall mean, with respect to each Seller, the actual knowledge of the Bradley J. Horwitz, Erik Mickels, Scott Morris, and Tomas Perez Ducy, and with respect to Buyer, the actual knowledge of the executive officers of Buyer.

“Permitted Lien” shall mean, with respect to any property or asset, (i) any Lien disclosed on the Balance Sheet, (ii) any Lien for Taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet to the extent required by US GAAP), (iii) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, or (iv) any Lien which does not materially detract from the value of such property or asset, or materially interfere with any present use of such property or asset.

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or any other entity, group or organization, including a Governmental Entity.

“Subsidiary” shall mean, with respect to any party, any corporation, partnership, limited liability company, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (ii) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).

Section 9.3. Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts (including by facsimile), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by facsimile or otherwise) to the other parties.

Section 9.4. Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York, regardless of the Laws that might otherwise govern under applicable principles of conflict of Laws thereof.

Section 9.5. Submission to Jurisdiction. Each of the parties hereto unconditionally and irrevocably (a) consents to submit itself to the jurisdiction of any federal or state court located in the State of New York (“New York Court”) in the event of any dispute arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, or the breach, termination or validity thereof, (b) agrees that it will not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such New York Court and irrevocably waives any objections which it may have now or in the future to the jurisdiction of any New York Court including without limitation objections by reason of lack of jurisdiction, improper venue, or inconvenient forum and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a New York Court, except for an action to enforce an order or judgment of a New York Court.

Section 9.6. Waiver of Jury Trial. Sellers and Buyer hereby irrevocably waive all right to trial by jury in any action, suit, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement or the actions of Sellers and Buyer in the negotiation, administration, performance and enforcement hereof.

Section 9.7. Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by e-mail (coupled with confirmation by phone) or by facsimile transmission (provided that any notice received by facsimile transmission or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day), by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Buyer:

Balesia Technologies, Inc.:

1494 Union Street, Suite 1002

San Diego, CA 92101

Attention: Kenneth Hobbs, Global General Counsel

Phone Number: [Redacted: Personal Information]

Email: [Redacted: Personal Information]

To Sellers:

Trilogy International Partners LLC

155 108th Ave NE, Suite 400

Bellevue, WA 98004

Attention: General Counsel

Phone Number: [Redacted: Personal Information]

Fax Number: [Redacted: Personal Information]

Email: [Redacted: Personal Information]

with copies to:

Friedman Kaplan Seiler & Adelman LLP

7 Times Square, 28th Floor

New York, NY 10036

Attention: Gregg S. Lerner, Esq.

Phone Number: [Redacted: Personal Information]

Fax Number: [Redacted: Personal Information]

Email: [Redacted: Personal Information]

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so e-mailed, telecommunicated, personally delivered or mailed. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or five (5) Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 9.8. Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party; provided that, prior to Closing: (i) Buyer may assign all but not less than all of its rights, interests and obligations under this Agreement to any parent or holding company of Buyer now existing or hereafter formed for the purpose of representing the interests of Buyer under this Agreement,; and (ii) Sellers may consolidate the rights, interests and obligations under this Agreement of each individual Seller into any single Seller or a holding company formed for the purpose of representing the interests of all Sellers under this Agreement; provided further that, all representations and warranties made in this Agreement by a party affecting such assignment shall also be true as of such assignee. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 9.9. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 9.10. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided in Section 4.12, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 9.11. Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

Section 9.12. Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 9.13. Extension of Time, Waiver, Etc. At any time prior to the Closing, Sellers and Buyer may (a) extend the time for the performance of any of the obligations or acts of the other party; (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Notwithstanding the foregoing, no failure or delay by Sellers or Buyer in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

TRILOGY INTERNATIONAL PARTNERS LLC

By:	(signed) “Scott Morris”
Name: Scott Morris
Title: Sr. Vice President & General Counsel

TRILOGY INTERNATIONAL LATIN TERRITORIES LLC

By:	(signed) “Scott Morris”
Name: Scott Morris
Title: Sr. Vice President & General Counsel

TRILOGY INTERNATIONAL LATIN AMERICA III LLC

By:	(signed) “Scott Morris”
Name: Scott Morris
Title: Sr. Vice President & General Counsel

BALESIA TECHNOLOGIES, INC.

By:	(signed) “Kenneth Hobbs”
Name: Kenneth Hobbs
Title: President

EXHIBIT A

Form of Assignment of Loan Agreement

[Redacted: Commercially sensitive information.]

EXHIBIT B

Form of Assignment of Fideicomiso Trust

[Redacted: Commercially sensitive information.]

EXHIBIT C

Form of Sixth Amendment of Loan Agreement

[Redacted: Commercially sensitive information.]

EXHIBIT D

Form of Assignment and Assumption Agreement (Management Agreement)

[Redacted: Commercially sensitive information.]